Filed by Florida Public Utilities Company

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

Date: April 20, 2009

Counties served by Central Florida Gas (23)	Counties served by FPU (19)

Alachua (propane)

 Citrus (natural gas and propane)

DeSoto (natural gas)

Gadsden (natural gas)

Gilchrist (natural gas)

 Hernando (propane)

Hillsborough (natural gas and propane)

Holmes (natural gas)

Indian River (propane)

 Jackson (natural gas)

 Liberty (natural gas and propane)

Manatee (propane)

 Marion (propane)

 Martin (propane)

Osceola (natural gas and propane)

 Palm Beach (propane)

 Pasco (natural gas)

Polk (natural gas and propane)

St. Lucie (propane)

Sumter (propane)

Suwannee (natural gas)

Union (natural gas)

Washington (natural gas)

Broward (natural gas and propane)

Calhoun (electric)

 Citrus (propane)

Clay (propane)

Duval (propane)

Flagler (propane)

 Hernando (propane)

 Jackson (electric)

Lake (propane)

Levy (propane)

 Liberty (electric)

 Marion (natural gas and propane)

 Martin (natural gas and propane)

Nassau (electric and propane)

Orange (propane)

 Palm Beach (natural gas and propane)

 Pasco (propane)

Seminole (natural gas and propane)

Volusia (natural gas and propane)

= Counties served by both companies

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.